UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, July 2, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Board of Directors agreements

Dear Sirs:

We hereby, comply with informing, that the Board of Directors of Graña y Montero S.A.A. (the "Company") has adopted the following agreements today:

1.	Approve the Individual and Consolidated Audited Financial Statements, the Annual Report and the Annual Corporate Governance Report for the year 2017. The Individual and Consolidated Audited Financial Statements will be available in our corporate web. The Annual Report and the Corporate Governance Report will be available with the calling of the Annual Shareholders Meeting of the Company.

2.

Authorize the Chief Executive Officer to submit to the Securities and Exchange Commission the annual report of the company in form 20-F for the year 2017, following the plans previously communicated by the Company.

3.	Accept the resignation of Mr. José Antonio Rosas Dulanto to the position of member of the Board. Mr. Rosas informed that the reason for his resignation is strictly personal, because he will be out of the country for the next twelve months, thus being unable to actively participate in a Board member role. In this regard, the Board thanked in a special way the participation of Mr. Rosas Dulanto as Board member of the Company.

4.	Likewise, appoint, following the co-optation process, Mr. Ernesto Balarezo Valdez, a recognized Peruvian businessman with experience in mining, as the new Independent member of the Board of Directors. We are sure that Mr. Balarezo will contribute significantly to the strategic business plan focused on turning Graña y Montero into a leading engineering and construction company in the mining sector in the region.

Sincerely,

___________________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: July 2, 2018